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Li He

Davis Polk & Wardwell LLP 2201 China World Office 2 1 Jian Guo Men Wai Avenue Chaoyang District Beijing 100004	86 10 8567 5005 tel 86 10 8567 5105 fax li.he@davispolk.com

September 16, 2013

Re:	Qunar Cayman Islands Limited Confidential Draft Registration Statement on Form F-1

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Mail Stop 3010

Washington, D.C. 20549

Attention:	Ms. Mara L. Ransom Mr. Robert Babula Mr. Andrew Mew Mr. Dietrich King Ms. Jacqueline Kaufman

Dear Ms. Ransom, Mr. Babula, Mr. Mew, Mr. King and Ms. Kaufman:

On behalf of our client, Qunar Cayman Islands Limited, a company organized under the laws of the Cayman Islands (the “Company”), we are submitting herewith, on a confidential basis, the Company’s revised draft Registration Statement on Form F-1 (the “Registration Statement”) as well as the related exhibits to the Securities and Exchange Commission (the “Commission”). This revised draft Registration Statement has been marked to show changes made to the draft registration statement confidentially submitted to the Commission on August 27, 2013. On behalf of the Company, we wish to thank you and other members of the staff of the Commission (the “Staff”) for your prompt response to the Company’s request for comments.

The Company has responded to all of the Staff’s comments contained in the Staff’s letter dated September 9, 2013 (the “September 9 Comment Letter”) by revising the draft Registration Statement to address the comments, by providing an explanation if the Company has not so revised the draft Registration Statement, or by providing supplemental information as requested. Set forth below are the Company’s responses to the comments contained in the September 9 Comment Letter.

The Company has also included in this Registration Statement certain graphical materials and artwork to be used in the prospectus for your review.

Securities and Exchange Commission	September 16, 2013

The Company currently contemplates to publicly file the Registration Statement on September 27, 2013 and complete the offering, subject to market conditions, in late October or early November of 2013. As such, we would be greatly grateful if the Staff could respond promptly with additional comments, if any, on the Registration Statement prior to the contemplated public filing.

The Company is submitting the revised draft Registration Statement and this response letter on a confidential basis in accordance with the procedures of the Commission for emerging growth companies. The Staff’s comments are repeated below, followed by the Company’s response to each comment as well as a summary of the responsive actions taken. We have included page numbers to refer to the location in the draft Registration Statement where the language addressing a particular comment appears.

Securities and Exchange Commission	September 16, 2013

Selected Quarterly Results of Operations, page 95

1.	Please provide earning per share data corresponding to your quarterly financial information.

In response to the Staff’s comment, the Company has provided earning per share data corresponding to its quarterly financial information on page 96.

Notes to the consolidated financial statements for the years ended December 31, 2010, 2011 and 2012, page F-8

20. Events (unaudited) subsequent to the date of the report of the independent registered public accounting firm, page F-45

2.	We note your disclosure that “[o]n April 22, 2013, the Company was granted an interest free loan amounting to RMB 100,000 (US$16,294) from Baidu Online with a repayment term of three months. On the same day, the Company also granted an interest free loan amounting to US$16,174 to Baidu with the same repayment term.” In that regard, please explain to us and disclose the business purpose or substance of this arrangement since the loans to/from Baidu Online are almost identical.

The Company respectfully advises the Staff that, in April 2013, while the Company had surplus US dollars from the recent issuance of ordinary shares as disclosed on page F-45, the Company needed to supplement its RMB working capital needs and to provide RMB funding for establishing a new entity in the PRC. On April 22, 2013, the Company was granted a RMB100,000 interest free loan from Baidu Online with a repayment term of three months. In order to secure such loan from Baidu Online, the Company, on the same day, granted an interest free loan amounting to US$11,174 to Baidu with the same repayment term of three months, and, as disclosed on page F-31, extended the repayment term of the November 1, 2012 interest free loan amounting to US$5,000 by three months. Both the U.S. dollar loans granted by the Company to Baidu were to reciprocate the RMB interest free loan from Baidu Online. On July 22, 2013, the Company repaid the RMB 100,000 loan to Baidu in full. On August 6, 2013, Baidu also repaid both the US$11,174 and US$5,000 loans to the Company in full.

In response to the Staff’s comment, the Company has disclosed the business purpose of these loans to/from Baidu Online on pages F-45 and F-60.

Notes to the unaudited interim condensed consolidated financial statements for the six months ended June 30, 2012 and 2013, page F-53

7. Income taxes, page F-57

3.	We note your response to comment 3 in our letter dated August 15, 2013. Please revise your disclosure to explain the economics and business reasons for entering into these Aviation Insurance Arrangements in light of additional income tax expense. We are unclear how these arrangements could be profitable given the additional income tax exposure under gross income tax reporting. If you include the deemed revenue in your income tax provision, clarify for us whether you also deduct the corresponding cost of revenues for tax purposes. If not, please explain.

The Company respectfully advises the Staff that the Aviation Insurance Arrangements allow the end users to easily purchase aviation insurance policies as value-added

Securities and Exchange Commission	September 16, 2013

services offered by the Company while the end users purchase air tickets using the Company’s platform. Such air travel facilitating services enhance user experience, which helps attract a larger end user base to the Company’s platform which will in turn help generate revenues through pay-for-performance, display advertising and other services.

The Company further advises the Staff that the Aviation Insurance Arrangements are profitable before the additional income tax exposure under gross income tax reporting. The Company is currently reviewing the existing Aviation Insurance Arrangements and actively exploring tax planning strategies to reduce such additional income tax expense.

The Company further advises the Staff that the Company acts as an agent in the Aviation Insurance Arrangements. Under PRC tax laws and regulations, tax invoices are generally issued by vendors to the principal but not the agent. In addition, costs not supported by tax invoices cannot be deducted under the PRC tax laws and regulations. Based on the above, although the Company included the deemed revenue in the income tax provision, the corresponding cost of the deemed revenue was not deductible for tax purposes because it was not supported by tax invoices.

In response to the Staff’s comment, the Company has revised the disclosure to explain the economics and business reasons for entering into these Aviation Insurance Arrangements on page F-58.

4.	We also note that you declared such revenue from these arrangements on a net basis in the income tax returns filed in the PRC. In this regard, we are uncertain how it would lead to a permanent difference since you are also reporting the revenue net from these arrangements in your financial statements. It appears there is no tax to book difference. Please explain.

The Company respectfully advises the Staff that under the current PRC tax laws and regulations, the Company’s existing business arrangements more likely than not will subject the Company to income taxes on a gross basis for the Aviation Insurance Arrangements. The difference between the net revenue (declared in the income tax returns and reported in the financial statements) and the gross revenue (that will more likely than not be assessed by the PRC tax bureau) is recognized as deemed revenue for additional income taxes, which is a permanent item that affects the effective tax rate. The associated income tax expense is recorded as an unrecognized tax benefit in the Company’s financial statements.

5.	Please reconcile your disclosure that “. . . [a]n estimate of the range of the possible change cannot be made at this time” related to the uncertain tax benefits arising mainly from deemed revenues to the fact that the permanent difference is already included within your income tax provision.

The Company respectfully advises the Staff that while the Company has included the permanent difference in the income tax provision, it is not certain how and when the uncertain tax benefits may change in the next 12 months. The changes in the uncertain tax benefits may be due to, among others, a revision to the Aviation Insurance Arrangements, implementation of tax planning strategies, settlement with the PRC tax bureau, a tax audit or examination by the PRC tax bureau, or lapse in statute of limitations. Based on the above, the Company cannot reliably estimate the range of the possible change in uncertain tax benefits at this time.

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Securities and Exchange Commission	September 16, 2013

If you have any questions regarding this submission, please contact me at +86-10-8567-5005 (li.he@davispolk.com) or my colleague, Liang Tao at +852-2533-3361(liang.tao@davispolk.com), or Raymond Wong of Ernst & Young Hua Ming LLP at +86-10-5815-2823 (raymond.wong@cn.ey.com).

Thank you for your time and attention.

Yours sincerely, /s/ Li He
Li He

cc:	Mr. Chenchao (CC) Zhuang, Chief Executive Officer Mr. Sam Hanhui Sun, Chief Financial Officer Qunar Cayman Islands Limited

Mr. Raymond Wong, Partner Ernst & Young Hua Ming LLP

Leiming Chen, Esq., Partner Simpson Thacher & Bartlett LLP

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